Registrant Name: Vanguard Fixed Income Securities Funds (the Trust)
CIK:  0000106444
File Number:  811-2368


Vanguard Inflation-Protected Securities Fund, a series of the Trust, issued a new class of shares (the Institutional Share Class). The Institutional Shares were first issued on December 12, 2003.